April 1, 2016
Company Name: Concordia Financial Group, Ltd.
Representative: Representative Director, President Tatsumaro Terazawa
Code No. 7186, First Section, Tokyo Stock Exchange

Re: Notice of Shareholder Return Policy for FY2016

Concordia Financial Group, Ltd. (Representative Director, President: Tatsumaro Terazawa) today announced its policy concerning shareholder return for FY2016 in accordance with the Medium-term Management Plan, “One Heart for You ~1st Stage~,” and we hereby inform you as follows:

1. Shareholder Return Policy for FY2016

Our Shareholder Return Policy for FY2016 is to ensure an annual dividend of 13.00 yen per share, regardless of business results, as well as an anniversary dividend of 1.00 yen per share to commemorate the establishment of Concordia Financial Group, Ltd. Therefore, we will pay both an ordinary dividend of 6.50 yen per share and the anniversary dividend of 1.00 yen per share as interim dividends and an end of the term dividend of 6.50 yen per share.

In addition, we will flexibly execute our share buyback program based on the market condition and our performance. Furthermore, we will pay a special dividend in the case where profit attributable to owners of parent* exceeds 60 billion yen and set approximately 50% of the profit* as a guide for our consideration of the total annual shareholder return ratio.

*A gain on bargain purchase is excluded.

2. Forecast Dividends per Share for FY2016

	Interim	End of the Term	Annual
Ordinary Dividends	6.50 yen	6.50 yen	13.00 yen
Anniversary Dividends	1.00 yen	―	1.00 yen
Total Dividends	7.50 yen	6.50 yen	14.00 yen

(NOTE) A special dividend will be announced based on our shareholder return policy and our performance.